Exhibit 23.1

Consent of Independent Auditor

We consent to the use of our reports dated July 27, 2012 with respect to the statement of revenues and certain expenses of Caribbean and the statement of revenues and certain expenses of Garfield, included in this Current Report on Form 8-K/A filed with the Securities and Exchange Commission on July 27, 2012.

/s/ Ernst & Young LLP

San Francisco, California

July 27, 2012